Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2020

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2020

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	March 31	December 31
	2020	2019
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	13,328	15,185
Accounts receivable	-	278
Other current assets	786	173
TOTAL CURRENT ASSETS	14,114	15,636
NON-CURRENT ASSETS:
Property and equipment	214	202
Right of use assets	250	260
Intangible assets	605	605
TOTAL NON-CURRENT ASSETS	1,069	1,067
TOTAL ASSETS	15,183	16,703
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade	431	334
Other	1,443	1,370
Current maturities of lease liabilities	152	177
Warrants to purchase ordinary shares	2,714	2,444
Contract liabilities	225	267
TOTAL CURRENT LIABILITIES	4,965	4,592
NON-CURRENT LIABILITIES:
Lease liabilities	130	122
Severance pay obligations, net	73	70
TOTAL NON-CURRENT LIABILITIES	203	192
TOTAL LIABILITIES	5,168	4,784
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of March 31, 2020 and December 31, 2019, 140,010,000 shares; issued and outstanding: as of March 31, 2020, and December 31, 2019 18,234,191 and 17,864,684 shares, respectively	*	*
Accumulated other comprehensive income	41	41
Other reserves	11,598	11,398
Additional paid in capital	64,206	63,392
Accumulated deficit	(65,830)	(62,912)
TOTAL SHAREHOLDERS' EQUITY	10,015	11,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,183	16,703

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended
	March 31
	2020	2019
	U.S. dollars in thousands
REVENUE	42	-
COST OF REVENUE	42	-
RESEARCH AND DEVELOPMENT EXPENSES, net	1,605	2,035
GENERAL AND ADMINISTRATIVE EXPENSES	1,290	1,056
OPERATING LOSS	2,895	3,091
FINANCIAL EXPENSES (INCOME):
Loss (income) from change in fair value of financial liabilities at fair value	46	(112)
Other financial expenses (income), net	(23)	16
FINANCIAL EXPENSES (INCOME), net	23	(96)
NET COMPREHENSIVE LOSS FOR THE PERIOD	2,918	2,995

	U.S. dollars
LOSS PER ORDINARY SHARE -
Basic and diluted	0.16	0.26

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
Basic and diluted	18,048,827	11,459,780

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
U.S dollars in thousands

BALANCE AT JANUARY 1, 2019	11,459,780	*	41	13,019	49,173	(52,117)	10,116
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2019:
Net loss for the period	-	-	-	-	-	(2,995)	(2,995)
Share-based compensation	-	-	-	541	-	-	541
BALANCE AT MARCH 31, 2019	11,459,780	*	41	13,560	49,173	(55,112)	7,662

BALANCE AT JANUARY 1, 2020	17,864,684	*	41	11,398	63,392	(62,912)	11,919
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2020:
Net loss for the period	-	-	-	-	-	(2,918)	(2,918)
Exercise of options to ordinary shares	31,954	*	-	(35)	103	-	68
Issuance of shares and warrant due to a private placement, net of issuance costs	337,553	*	-	-	573	-	573
Expiration of options				(138)	138		-
Share-based compensation	-	-	-	373	-	-	373
BALANCE AT MARCH 31, 2020	18,234,191	*	41	11,598	64,206	(65,830)	10,015

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31
	2020	2019
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(2,918)	(2,995)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	262	1,062
Net cash used in operating activities	(2,656)	(1,933)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(29)	(33)
Net cash used in investing activities	(29)	(33)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares and warrants, net of issuance costs	797	-
Proceeds from exercise of options	68	-
Principle element of lease payments	(37)	(23)
Net cash provided by (used in) financing activities	828	(23)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,857)	(1,989)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	15,185	7,506
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	13,328	5,517

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31
	2020	2019
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	50	56
Change in fair value of financial liabilities at fair value through profit or loss	46	(112)
Financial expenses (income)	4	(2)
Net changes in severance pay obligation	3	2
Share-based compensation	373	541
	476	485
Changes in working capital:
Decrease in accounts receivables	278	725
Increase in other current assets	(613)	(389)
Increase (decrease) in accounts payable and accruals:
Trade	97	326
Other	73	(73)
Decrease in contract liabilities	(42)	-
	(207)	589
Cash used for operating activities -
Interest paid	(7)	(12)
	262	1,062

APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:
Right of use assets obtained in exchange for new operating lease liabilities	23

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

a.	General:

1)
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018 the Company incorporated Entera Bio Inc., a fully owned subsidiary incorporated in Delaware USA. The Company is a leader in the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, are based on its proprietary technology platform and are both in Phase 2 clinical development. The Company also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has completed one such collaboration with Amgen Inc.

2)
The Company's securities have been listed for trading on the Nasdaq Capital Market since the Company’s initial public offering in July 2018, where a total of 1,400,000 new ordinary shares were issued in consideration of net proceeds of $9.6 million, after deducting offering expenses.

3)
On December 10, 2018, the Company entered into a research collaboration and license agreement (the “Amgen Agreement”) with Amgen Inc. (“Amgen”) in inflammatory disease and other serious illnesses. Pursuant to the Amgen Agreement, the Company and Amgen use the Company’s proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. Amgen also has options to select up to two additional programs to include in the collaboration. Amgen is responsible for the clinical development, regulatory approval, manufacturing and worldwide commercialization of the programs.

The Company granted Amgen an exclusive, worldwide, sublicensable license under certain of its intellectual property relating to its drug delivery technology to develop, manufacture and commercialize the applicable products. The Company will retain all intellectual property rights to its drug delivery technology, and Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law.

b.
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $65.8 million through March 31, 2020 and negative cash flows from operating activities. The Company's management is of the opinion that its available funds as of March 31, 2020 will allow the Company to operate under its current plans into the second quarter of 2021, due to delays in certain activities as a result of the recent coronavirus (COVID-19) outbreak. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of the company's technology to additional external parties through partnerships or research collaborations. The Company will need to finance future research and development activities, general and administrative expenses and working capital through financing or external partnership. However, there is no certainty about the Company's ability to obtain such funding.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION (Continued):

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operations. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

c.	Approval of financial statements

These financial statements were approved by the Company's Board of Directors on May 18, 2020.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2020 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss, changes in shareholders' equity and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019 and for the year then ended.

Loss per ordinary share

Basic and diluted loss per share are computed by dividing the loss for the period by the weighted average number of ordinary shares outstanding for each period.

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the three months ended March 31, 2020 and 2019 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 8,047,941 and 5,857,338 for the three months ended March 31, 2020 and 2019 respectively.

NOTE 4 - FINANCIAL RISK FACTORS

The Company's activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2019.

There have been no changes in the risk management policies since the year end.

NOTE 5 - FAIR VALUE MEASUREMENT

The Company measures fair value and discloses fair value measurements for financial assets. Fair value is based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of March 31, 2020, and December 31, 2019, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximates their carrying value.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 - FAIR VALUE MEASUREMENT (Continued):

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of March 31, 2020:
Trade and other payable	-	1,874	1,874
Warrants to purchase ordinary shares (level 1) (1)	532	-	532
Warrants to purchase ordinary shares (level 3) (2)	2,182	-	2,182
	2,714	1,874	4,588
As of December 31, 2019:
Trade and other payable	-	1,704	1,704
Warrants to purchase ordinary shares (level 1)	266	-	266
Warrants to purchase ordinary shares (level 3)	2,178	-	2,178
	2,444	1,704	4,148

(1)	Tradable warrants presented above are valuated based on the market price (a level 1 valuation) as of March 31, 2020.

(2)
Warrants to purchase ordinary shares issued in December 2019 and February 2020 presented are valuated based on the Monte-Carlo pricing model (a level 3 valuation) as of March 31, 2020. The main assumptions used are as follows:

March 31
2020
Price per share	$3.08
Volatility	67%
Expected term (years)	2.75-3.00
Risk free interest rate	0.29%
Expected dividend	0%

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 6 - SHARE CAPITAL

1.	Equity:
a.	In January 2020, a consultant exercised 31,954 options into 31,954 ordinary shares for a total consideration of $68,000.

b.
On December 11, 2019 and December 18, 2019, the Company entered into subscription agreements with a select group of accredited investors, including certain board members or its affiliates for the private placement of 5,710,153 ordinary shares for aggregate subscription proceeds to the Company of $13.5 million at $2.37 price per share (the “Private Placement”). In addition, the Company granted 2,855,095 warrants, exercisable over a three-years period from the date of issuance, to purchase 2,855,095 ordinary shares at a per share exercise price of $2.96.

On December 13, 2019, D.N.A Biomedical Solutions Ltd. (“DNA”), an existing shareholder of the Company, subscribed to the Private Placement (the “DNA Private Placement”) to purchase 337,553 ordinary shares for aggregate consideration of $800,000. In connection with the transaction, the Company granted DNA warrants, exercisable over a three-year period from the date of issuance, to purchase 168,776 ordinary shares at a per share exercise price of $2.96. This investment was approved by the shareholders of the Company on February 18, 2020.

The 168,776 warrants issued in connection with the DNA Private Placement together with the 2,855,095 warrants issued in connection with the Private Placement are the “Investors Warrants”

Prior to the exercise of the Investors Warrants  the number of ordinary shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders, and upon any subsequent issuance of the Company’s share capital at or below a price of $2.37. In addition, the Investors Warrants have a cashless exercise mechanism. Therefore, for accounting purposes, the Investors Warrants were classified as a financial liability.

2.	Options Grants
On March 16, 2020, the Company’s Board of Directors approved the following options grants:

a.
An options grant to purchase 201,600 ordinary shares to certain employees and 7,500 options granted to a service provider, with an exercise price of $2.14 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The fair value of the options as of the date of the grant was $274,000.

b.
An options grant to purchase 250,000 ordinary shares to certain executive officers of the Company, with an exercise price of $2.14. The options vest over 4 years from the date of grant; 25%vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The grant is subject to the approval by the shareholders of the Company. The fair value of the option at March 31, 2020, was $322,000.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 - SUBSEQUENT EVENTS

On April 20, 2020, the Company’s Board of Directors approved options grant to purchase 31,502 ordinary shares to the CEO with an exercise price of $1.98 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The grant is subject to the approval by the shareholders of the Company.